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                             September 21, 2020

       Tony Xu
       Chief Executive Officer and Director
       DoorDash, Inc.
       303 2nd Street, South Tower, 8th Floor
       San Francisco, California 94107

                                                        Re: DoorDash, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted September
10, 2020
                                                            CIK No. 0001792789

       Dear Mr. Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1, submitted September 10, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Attractive Cohort Trends
       "Adjusted sales and marketing and promotions spend normalizes . . .", page 101

   1. Please revise the graphics entitled "Adjusted Sales & Marketing Spend as a % of
                                                        Marketplace GOV" and
"Contribution Profit (Loss) as a percentage of Marketplace
                                                        GOV" to include Year 1
data for your 2016 cohort, or disclose why it is not appropriate to do so.
       Why Dashers Win With DoorDash, page 155

   2.                                                   We note your amended
disclosure that "[a]ccording to a 2020 Kantar survey
 Tony Xu
DoorDash, Inc.
September 21, 2020
Page 2
      [you] commissioned, Dashers range in age from 18 to 55 and over and 45% are women."
      Because you commissioned this survey, please file the consent required by Rule 436 and
      Section 7 of the Securities Act.
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                         Sincerely,
FirstName LastNameTony Xu
                                                         Division of
Corporation Finance
Comapany NameDoorDash, Inc.
                                                         Office of Trade &
Services
September 21, 2020 Page 2
cc:       Rezwan D. Pavri
FirstName LastName